December 4, 2017
H. Roger Schwall
Assistant Director
United States
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, D.C. 20549-6010

Re:	Triton Acquisitions Company
Registration Statement on Form S-1
File No. 333-213197

Dear Ms. Long;

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Triton Acquisitions Company (the “Company”) hereby respectfully requests and applies for immediate withdrawal by the U.S. Securities and Exchange Commission (“SEC”) of its Registration Statement on Form S-1 (File No. 333-213197) (the “Registration Statement”) and all amendments thereto.  The Registration Statement was originally filed with the Commission on August 18, 2016 and the amendments on October 3, 2016, October 28, 2016, November 10, 2016 and November 2, 2017.

The Company requests withdrawal of the Registration Statement as it was filed in error as a Post-Effective Amendment.

No securities have been sold pursuant to the Registration Statement.

Please forward copies of the order consenting to the withdrawal of the Registration Statement to Elaine Dowling, Esq., via email at email at ead@eadlawgroup.com.

If you have any questions regarding this application for withdrawal, please call Elaine Dowling, Esq., the Company’s counsel at (702) 306-6317.

Very truly yours,

/s/ Larry Beazer

Larry Beazer
President, Triton Acquisitions Company